NEWS RELEASE
Kelso Technologies Inc.
April 30, 2025
Canada: TSX: KLS

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

West Kelowna, British Columbia and Bonham, Texas - Kelso Technologies Inc. ("Kelso" or the "Company"),(TSX: KLS) reports that the Company has released the unaudited interim consolidated financial statements and Management Discussion and Analysis for the three months ended March 31, 2025.

The unaudited interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated. The Company's unaudited interim consolidated financial statements and MD&A for the three months ended March 31, 2025 were approved by the Board of Directors on April 30, 2025.

HIGHLIGHTS:

• Kelso Technologies Inc. reports the Company's first profitable quarter since Q1-2020.

• The Company reported Q1-2025 net income of $412,337 or $0.01 per share. Excluding discontinued operations, the Company reported net income of $504,982.

• For Q1-2025, gross revenue increased by 19.06% YoY to $3.16 million compared to $2.70 million in Q1-2024. Kelso increased its gross profit to 44.6% up from 41.8% in Q1-2024, primarily due to the sales mix and ongoing expense optimization strategies.

• The first quarter of 2025 brought both challenges and opportunities for the Company. Despite uncertainties surrounding international trade and tariffs affecting the demand for tank cars, the Company remains optimistic and dedicated to achieving sustainable revenue growth. While there are still hurdles to overcome, the Company's commitment to strategic planning and innovation positions it well to navigate these complexities and capitalize on emerging opportunities.

• For FY2025, the company continues to believe that sales growth will be flat to slightly positive, ranging from 0% to 5%, compared to fiscal year 2024. The primary objective in 2025 will be to uphold cost discipline as the company prepares for the expected increase in new tank car builds commencing in 2026/2027. This strategy is designed to position the company to capitalize on the anticipated demand and enhance profitability.

• Announcing the retirement of Anthony "Tony" Andrukaitis as Director effective June 3, 2025 and as Chief Operating Officer June 30, 2025.

• Executive Vice President of Operations Amanda Smith will succeed Tony as COO effective July 1, 2025. The EVP position will be eliminated as part of management's ongoing cost reduction strategy.

• The Corporate Governance and Nominating Committee appoints Mark Temen of Phoenix, AZ to the Board of Directors, effective April 16, 2025.

SUMMARY OF FINANCIAL PERFORMANCE

Three months ended March 31	2025	2024 *
Revenues	$3,158,074	$2,652,604
Gross Profit	$1,409,754	$1,109,826
Gross profit margin	45%	42%
Expenses including non-cash items	$997,417	$1,039,500
Net income (loss)	$412,337	($698,759)
Basic earnings (loss) per share - continuing ops	$0.01	($0.01)
Basic earnings (loss) per share - discontinued ops	($0.00)	($0.00)
Non-cash expenses	($165)	$509,679
Adjusted EBITDA **	$412,172	$99,720

Liquidity and Capital Resources
Working capital	$2,570,415	$4,023,140
Cash	$417,188	$1,066,089
Accounts receivable	$1,596,583	$939,641
Net Equity	$4,641,365	$8,021,489
Total assets	$6,877,978	$10,207,748
Common shares outstanding	55,160,086	54,443,422

** Reconciliation of Net Income (Loss) to Adjusted EBITDA
Three months ended March 31	2025	2024 *
Net Income (Loss)	$412,337	($698,759)
Unrealized foreign exchange loss (gain)	($105,794)	$25,218
Amortization	$3,741	$4,176
Income Taxes	$0	$288,800
Loss from discontinued operations	$92,645	$480,285
Gain(loss) on sale of property, plant, and equipment	$9,243	$0
Adjusted EBITDA	$412,172	$99,720

(*) FY2024 numbers adjusted for discontinued operations. Refer to Note 16 of the Q1-2025 Financial Statements.
(**) Reconciliation of Net Income (Loss) to Adjusted EBITDA for the first quarter ended March 31, 2025 and 2024

Q1-2025 Kelso Financials Summary	2

Readers are cautioned that Adjusted EBITDA (Loss) should not be construed as an alternative to net income (loss) as determined under IFRS Accounting Standards; nor as an indicator of financial performance as determined by IFRS Accounting Standards; nor a calculation of cash flow from operating activities as determined under IFRS Accounting Standards; nor as a measure of liquidity and cash flow under IFRS Accounting Standards. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2025 the Company had cash on deposit in the amount of $417,188, accounts receivable of $1,596,583 prepaid expenses of $53,005 and inventory of $2,617,988 compared to cash on deposit in the amount of $153,147, accounts receivable of $1,091,304 prepaid expenses of $30,876 and inventory of $3,042,749 as at December 31, 2024. The Company had income tax payable of $68,024 at March 31, 2025 compared to $68,024 at December 31, 2024.

The working capital position of the Company as at March 31, 2025 was $2,570,415 compared to $2,125,386 as at December 31, 2024. The Company anticipates that its capital resources and operations will enable it to continue conducting business as planned for the foreseeable future.

Total assets of the Company were $6,877,978 as at March 31, 2025 compared to $6,570,345 as at December 31, 2024. Net assets of the Company were $4,641,365 as at March 31, 2025 compared to $4,229,030 as at December 31, 2024.

During the year ended December 31, 2024, the Company also obtained a line of credit of $500,000. Amounts drawn on the line of credit bear interest at the Wall Street Journal prime rate (WSJ Prime Rate) plus 1.00%. At March 31, 2025, the WSJ Prime Rate was 7.50%. The line of credit is secured by a general security agreement over the Company's assets. As at March 31, 2025, the company had drawn down $250,000 on the line of credit. Subsequently, the Company paid down $50,000 and has $300,000 available on the line of credit as of April 30, 2025. Management takes all necessary precautions to minimize risks, however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A.

OUTLOOK

The company is emerging from a challenging financial landscape, influenced by market dynamics and strategic initiatives in 2024. The improvements to operational efficiency and reduction of overhead costs undertaken by the new management team are beginning to bear fruit with positive earnings.

Kelso Technologies Inc. anticipates sales growth to be flat to slightly positive, in the range of 0% to 5%, compared to fiscal year 2024. A primary emphasis for the fiscal year 2025 will be to uphold cost management as the company gears up for the expected rise in new tank car production anticipated to commence in 2026. This strategic plan will enable the company to take advantage of the growing demand and enhance profitability.

Kelso is currently seeking full approval from the Association of American Railroads (AAR) for its Bottom Outlet Valve (BOV) and Angle Valve (AV), both of which are progressing through their required service trial periods. This pending approval is anticipated to create new revenue opportunities, particularly due to the increased value of comprehensive package offerings for both general purpose and pressure tank cars.

The forecast for tank car deliveries has shown a slight improvement compared to recent trends. After averaging just over 8,700 cars annually from 2021 to 2023, actual deliveries for 2024 exceeded 10,000 cars, with FTR predicting a modest rise to 10,325 in 2025. This production level indicates a 15.8% increase over the average from 2021 to 2023, presenting an opportunity for better outcomes. Industry forecasts for 2026 and beyond indicate a positive trajectory, with expected growth reaching 13,000 units by 2027. Kelso's strategic emphasis on securing AAR approvals is in line with this anticipated market growth, positioning the company to take advantage of future demand increases.

Q1-2025 Kelso Financials Summary	3

SUMMARY

The Company is confident in its ability to generate new value and expects continued success in its established rail markets. With no long-term debt that accrues interest and optimistic sales outlooks from larger, more diverse markets, Kelso can focus on increasing its equity value through financial performance supported by a wider array of new proprietary products.

About Kelso Technologies

Kelso is a diverse transportation equipment company that specializes in the creation, production, sales and distribution of proprietary products used in rail and automotive transportation. The Company's rail equipment business has been developed as a designer and reliable domestic supplier of unique high- quality rail tank car valves that provide for the safe handling and containment of commodities during rail transport. Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers.  Kelso's innovation objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on SEDAR in Canada and on EDGAR in the United States.

On behalf of the Board of Directors,

Frank Busch, CEO

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements indicate expectations or intentions. Forward-looking statements in this news release include that our new rail products will sell once AAR approvals are secured; and that current working capital and anticipated sales activity are expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the risk  on the rail industry including tariffs, high interest rates, inflation and short supply chain issues may reduce or delay business orders from customers; that the development of new products may proceed slower than expected, cost more or may not result in a saleable product;  that tank car producers may produce or retrofit fewer than cars than expected and even if they meet expectations, they may not purchase the Company's products for their tank cars;  capital resources may not be adequate enough to fund future operations as intended; that the Company's products may not provide the intended economic or operational advantages to end users; that the Company's new rail products may not receive regulatory certification; that customer orders may not develop or be cancelled;  that competitors may enter the market with new product offerings which could capture some of the Company's market share;  that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

Frank Busch Chief Executive Officer Email: investor@kelsotech.com	Sameer Uplenchwar Chief Financial Officer Email: investor@kelsotech.com	Head office: 305 - 1979 Old Okanagan Hwy, West Kelowna, BC V4T 3A4 www.kelsotech.com

Q1-2025 Kelso Financials Summary	4